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                       CENDANT'S FIVE COMMITMENTS TO THE
                         EMPLOYEES OF AMERICAN BANKERS


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March 12, 1998

The Honorable Alex Penelas
Mayor of Miami-Dade County
The Stephen P. Clark Center
Miami, Florida 33128


Dear Mayor Penelas:

I know you care deeply about the future of American Bankers. Accordingly, Cendant is reiterating its five commitments to the employees of American Bankers, to the people of Miami-Dade, and to you:

    o    CENDANT WILL KEEP AMERICAN BANKERS' HEADQUARTERS AND FACILITIES IN
         MIAMI;

    o WE WILL CONTINUE TO MAINTAIN THE PUBLIC SCHOOL AND DAY CARE FACILITY AT AMERICAN BANKERS' HEADQUARTERS CAMPUS;

    o    CENDANT WILL MAINTAIN CURRENT EMPLOYMENT LEVELS AT AMERICAN BANKERS;

    o    WE WILL CREATE JOBS AT AMERICAN BANKERS; AND,

    o    CENDANT'S BUSINESS PLAN IS TO ACCELERATE THE GROWTH OF AMERICAN
         BANKERS.

We will add our tremendous direct marketing capabilities, our exceptional product range and the more than 100 million customer contacts we make each year to give American Bankers - and its people - greater opportunity for growth.

By contrast, AIG continues to be unwilling to provide employee commitments. In fact, in its prospectus, it cited expense reductions and synergies - which usually means headcount reductions. As you know, AIG initally made no promises in its contract with American Bankers. In response to Cendant's commitments, AIG finally agreed to maintain American

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Bankers' headquarters, and the school on its premises, but has still not made any commitments to the employees of American Bankers.

This raises the question: Who will AIG have working at American Bankers?

Cendant's answer is clear: We value the people of American Bankers - and we want them working with us.

Whether they would have the opportunity to continue to do so as part of AIG remains a big question mark.

Cendant is the best business partner for American Bankers for other reasons, beyond employment commitments:

    o Our businesses are markedly similar. American Bankers wrote in its most recent annual report that "since (its) inception...as an insurance provider, American Bankers has evolved into a service, processing and distribution company."

    o Cendant is a financially strong builder of companies, rated "A" by three credit rating agencies, higher than American Bankers. Our market capitalization exceeds $30 billion and Wall Street anticipates annualized earnings growth of at least 20% over the next five years, placing us in an elite group of U.S. growth companies, including Disney and Lucent.

    o AIG's own financial advisor, Goldman, Sachs, recently (2/10/98) lauded Cendant for creating "one of the best business models we have come across."

There are many examples of AIG putting profits before policyholders. AIG and its subsidiaries have been penalized millions of dollars arising out of various violations including malice, fraud and failing to respond promptly to claims. And, AIG incurred the wrath of Florida insurance regulators when it urged AIG presidents to use Hurricane Andrew as "an opportunity to get price increases now."

As scandalous as this behavior is, just think how AIG might try to strong-arm American Bankers' small, individual policyholders, who do not possess the resources that AIG's generally big business customers have to fight back.

We look forward to Cendant's ownership of American Bankers and to its continuing to be a strong corporate citizen in the South Florida community.



                                            Sincerely,

                                            /s/ Henry R. Silverman
                                            Henry R. Silverman, President and
                                            Chief Executive Officer


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